Exhibit 12.1

Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	Six months ended June 30,	For the years ended December 31,
	2014	2013	2012	2011	2010	2009

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures	$(745)	$35,318	$(40,050)	$(28,331)	$(48,305)	$(12,985)
Distributed income of equity investees	—	1,650	1,224	2,600	657	1,557
Amortization of capitalized interest	1,859	3,557	3,538	3,564	3,527	3,166
Fixed charges - per below	69,352	132,146	147,077	140,356	148,500	153,042
Less:
Capitalized interest	(2,726)	(3,137)	(2,560)	(1,997)	(10,385)	(8,893)

Earnings before fixed charges	$67,740	$169,534	$109,229	$116,192	$93,994	$135,887

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$66,330	$127,585	$142,982	$136,396	$136,410	$142,520
Capitalized interest	2,726	3,137	2,560	1,997	10,385	8,893
Ground leases and other	296	1,424	1,535	1,963	1,705	1,629

Total Fixed Charges	69,352	132,146	147,077	140,356	148,500	153,042

Income allocated to preferred shareholders	3,450	6,900	10,405	7,992	7,992	7,992

Total Preferred Distributions	3,450	6,900	10,405	7,992	7,992	7,992

Total combined fixed charges and preferred distributions	$72,802	$139,046	$157,482	$148,348	$156,492	$161,034

Ratio of earnings to combined fixed charges and preferred distributions	(a)	1.22	(a)	(a)	(a)	(a)

(a) Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $5,062 for the six months ended June 30, 2014, $48,253 for the year ended December 31, 2012, $32,156 for the year ended December 31, 2011, $62,498 for the year ended December 31, 2010, and $25,147 for the year ended December 31, 2009 to achieve a coverage ratio of 1:1.